FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



BG Group plc
13 September 2006

                                  SCHEDULE 10


                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of Company



BG Group plc



2. Name of shareholder having a major interest



FMR Corp. and Fidelity International Ltd and their Direct and Indirect Subsidiaries



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18



Non-beneficial


The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder in FMR Corp. and Fidelity International Limited.


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Nominee/ Registered name                         Shares held


Brown Brothers Harriman and Co                     7,003,000
JP Morgan Chase Bank                                  86,500
JP Morgan Chase Bank                               2,649,000
Mellon Bank N.A.                                   1,915,000
JP Morgan Bournemouth                             23,350,613
Northern Trust London                              7,628,676
State Street Bank and TR Co London                 3,902,743
JP Morgan Bournemouth                              2,763,000
Bank of New York Brussels                          2,411,394
Mellon Bank                                        1,692,800
HSBC Bank Plc                                        947,055
Bankers Trust London                                 675,600
JP Morgan Chase                                      524,400
Chase Manhattan Bank AG Frankfurt                    362,341
Midland Securities Services                          280,300
Societe Generale                                     156,620
Dexia Privatbank                                      41,700
Chase Manhattan London                                38,700
State Street Bank and TR Co                        9,871,495
Brown Brothers Harriman and Co                     6,774,361
Northern Trust Co                                  3,689,067
JP Morgan Chase                                    2,519,827
Mellon Bank N.A.                                   2,147,355
Bank of New York                                   1,474,770
CIBC Mellon Trust                                    712,253
Royal Trust-Toronto                                   88,357
JP Morgan Chase Bank                               7,173,274
Northern Trust London                                494,500
State Street Bank and TR Co                          208,400
Mellon Bank N.A.                                     161,000
JP Morgan Bournemouth                             23,443,138
Bermuda Trust Far East HK                            515,511
Brown Bros Harrimn Ltd Lux                         6,313,121
JP Morgan Bournemouth                              1,443,313
Chase Manhattan Bank AG Frankfurt                  1,089,815
State Street Bank and TR Co London                   890,405
Northern Trust London                                722,820
Bank of New York Brussels                            708,900
State Street Bank Australia                          419,730
National Australia Bank Melbourne                    269,700
Morgan Stanley London                                 25,941
Master Trust Bank of Japan                           329,036
Nomura Trust and Banking                             160,630
Trust&Cust SVCS BK LTD, TOKO                          90,460
Bank of New York Europe, LDN                       2,663,207
JP Morgan Bournemouth                              1,466,542
State Street Bank and TR Co                        1,378,400
State Street Hong Kong                                81,700
BNP Paribas, Paris                                   897,400



5. Number of shares / amount of stock acquired



N/A



6. Percentage of issued class



N/A



7. Number of shares / amount of stock disposed



N/A



8. Percentage of issued class



N/A



9. Class of security



Ordinary Shares of 10 pence each



10. Date of transaction



N/A



11. Date company informed



12 September 2006



12. Total holding following this notification



134,653,870 ordinary shares of 10p each



13. Total percentage holding of issued class following this notification



3.93%



14. Any additional information



Shares in issue (excluding shares held in Treasury) as at 12 September 2006 - 3,419,980,548



15. Name of contact and telephone number for queries



Paul Moore - 0118 929 2941



16. Name and signature of authorised company official responsible for making this notification



Paul Moore

Assistant Secretary

BG Group plc



13 September 2006



www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 28 September 2006                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary